UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Dimensional Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6300 Bee Cave Road, Building One, Austin, TX 78746

Telephone Number (including area code):

(512) 306-7400

Name and address of agent for service of process:

Catherine L. Newell, President and General Counsel
Dimensional Funds Trust
6300 Bee Cave Road, Building One, Austin, TX 78746

With copies of Notices and Communications to:

Jana L. Cresswell, Esquire
Brian Crowell, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Austin, the State of Texas, as of this 13th day of March, 2026.

Dimensional Funds Trust

By:  /s/ Carolyn S. Lee
   Carolyn S. Lee
                        Vice President and Secretary

Attest:
/s/ Ryan P. Buechner

Ryan P. Buechner
Vice President and Assistant Secretary